Exhibit 99.4

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six months ended June 30,	Year ended December 31,
(millions of €)	2010*	2009*	2008*	2007*
Total Earnings	5,064	8,027	10,856	11,395
Income before continuing operations before income taxes, minority interests and share in equity affiliates	3,734	5,306	6,963	7,659
Distributed income of equity investees	91	37	99	211
Fixed charges	1,238	2,682	3,794	3,525
Minority interest in pre-tax income from subsidiaries that have not incurred fixed charges	1	2	0	0

Total Fixed charges	1,238	2,682	3,794	3,525
Interest expensed and capitalized	983	2,028	2,842	2,638
Amortized premiums, discounts and capitalized expenses related to indebtedness	19	205	176	184
Estimate of the interest included in rental expense	236	449	776	703
Ratio of earnings to fixed charges	4.09x	2.99x	2.86x	3.23x
* Data calculated on a comparable basis